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                                                                    EXHIBIT 4(f)

                AMENDMENT TO 1986 KEY EXECUTIVE STOCK OPTION PLAN

1. Section 2(c) of the Plan is hereby revised to define "Code" as the Internal Revenue Code of 1986, as amended from time to time.

2. Section 2(d) of the Plan is hereby revised to clarify that the Committee is defined as the Human Resources and Stock Options Committee.

3.       Section 2(h) is hereby deleted in its entirety.

4. Section 2(j) of the Plan is hereby revised by defining shares to mean common shares of Franklin, $1.00 par value per share.

5.       Section 4(b) of the Plan is hereby revised to include the following:

                  "Any Shares which do not become exercisable or become available for exercise for any reason including the failure to achieve the performance criteria established by the Committee pursuant to Section 5(d) shall be restored to the total number of Shares with respect to which Options may be granted under the Plan."

6.       Sections 5(b)(ii) and 5(c)(iv) should be revised to provide as follows:

         (a) upon the death, disability or retirement (at age 65 or greater) of a Grantee, the Grantee or his estate, as applicable, may exercise any Shares which have become available for exercise pursuant to Section 5(d)(i) for a period of 36 months following the event, and

         (b) upon the termination of a Grantee for any other reason, the grantee may exercise any Shares which are exercisable pursuant to Section 5(d)(iii) for a period of 3 months following the termination.

7.       The parenthetical in Section 6(c)(5) is hereby deleted.

8.       Section 8 of the Plan is hereby deleted in its entirety.

9. The Plan as its has been amended, and as amended hereby, remains in full force and effect.


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